EXHIBIT 99.1

Westport Regains Compliance with Nasdaq Minimum Bid Requirement

VANCOUVER, British Columbia, Feb. 15, 2023 (GLOBE NEWSWIRE) -- Westport Fuel Systems Inc. (“Westport” or the “Company”) (TSX: WPRT / Nasdaq: WPRT), a global leader in low-emissions alternative fuel transportation technologies, announced today that it has received a Bid Price Compliance Letter from the Nasdaq Listing Qualifications Staff of the Nasdaq Stock Market LLC ("Nasdaq") notifying the Company that it has regained compliance with the minimum bid price requirement under Nasdaq Listing Rule 5450(a)(1) for continued listing on The Nasdaq Capital Market®.

On February 14, 2023, Nasdaq determined that for the last 10 consecutive business days, from January 31, 2023 to February 13, 2023, the closing bid price of the Company's ordinary shares has been at $1.00 per share or greater. Accordingly, the Company has regained compliance with Listing Rule 5450(a)(1), and considers this matter now closed.

About Westport Fuel Systems

At Westport Fuel Systems, we are driving innovation to power a cleaner tomorrow. We are a leading supplier of advanced fuel delivery components and systems for clean, low-carbon fuels such as natural gas, renewable natural gas, propane, and hydrogen to the global transportation industry. Our technology delivers the performance and fuel efficiency required by transportation applications and the environmental benefits that address climate change and urban air quality challenges. Headquartered in Vancouver, Canada, with operations in Europe, Asia, North America, and South America, we serve our customers in more than 70 countries with leading global transportation brands. At Westport Fuel Systems, we think ahead. For more information, visit www.wfsinc.com.

For more information, contact:

Westport Media Relations	Westport Investor Relations
T: +1 947-339-8097	T: +1 604-718-2046
E: media@wfsinc.com	E: invest@wfsinc.com